Filed by Yodlee, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Yodlee, Inc.

Commission File No.: 001-36639

YODLEE, INC.

Equity Award Notice (“Notice”)

August 31, 2015

Dear Equity Award Holder:

On August 10, 2015, Yodlee, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement,” and the transactions contemplated therein, the “Merger”) with Envestnet, Inc., a Delaware corporation (the “Parent”) and Yale Merger Corp., a Delaware corporation, as a result of which the Company will be acquired and become a wholly owned subsidiary of Parent.

The purpose of this Notice is to summarize the treatment, in connection with the Merger, of all outstanding options (the “Options”) and restricted stock units (“RSUs” and together with the Options, the “Awards”) covering shares of common stock of the Company (“Shares”), that were granted previously to you and other participants under the Company’s 1999 Stock Plan, 2001 Stock Plan, 2009 Equity Incentive Plan, and/or 2014 Equity Incentive Plan, each as amended from time to time (each, a “Plan” and collectively, the “Plans”) and applicable Award agreements.

Treatment of Vested Options

Any Options (or portion thereof, as applicable) that you hold that are outstanding and exercisable may be exercised at any time beginning on the date of this Notice through the date that is five business days prior to the closing date of the Merger in accordance with the terms and conditions described in the applicable Plan and Award agreement.1 Pursuant to the terms of the Plans and the Merger Agreement and contingent on the Closing, if you do not exercise your vested Options, then any of your Options that are outstanding and vested immediately before the closing of the Merger (the “Closing”), including any portion of the Option that will become vested as of the Closing (the “Vested Options”), automatically will be exercised for you as of immediately before the Closing in a net exercise as described below. There is no action required by you in order for this automatic net exercise of your Vested Options to occur. Upon exercise, your Vested Options will be cancelled and you will have no further rights with respect to those Vested Options.

A net exercise reduces the number of Shares that otherwise would be issuable to you under a Vested Option by the number of Shares having a value equal to the amount necessary to pay the exercise price and applicable tax withholdings for the Vested Option. Accordingly, for each Vested Option, at the Closing and as a result of the automatic net exercise, you will be issued a number of Shares equal to:

(a)	The total number of Shares subject to the Vested Option, minus

[1]	Note that all sales of Shares remain subject to the Company’s insider trading policies. Even if the Company has an open trading window, you should not engage in transactions on the open market relating to the Company’s securities while you are in possession of any material, non-public information of the Company.

(b)	The number of Shares with a total value sufficient to pay the exercise price and tax withholding obligations that you otherwise would have been required to pay at exercise.

The value of the Shares at the time of net exercise will be based on the value of the sum of the Per Share Cash Consideration and Per Share Stock Consideration (as such terms are defined in the Merger Agreement) (together, the “Per Share Consideration”). The Per Share Consideration will be a mix of both cash and shares of Parent common stock (“Parent Shares”). The value of the Per Share Consideration is estimated to be approximately $18.88, subject to certain adjustments described in the Merger Agreement. However, because a significant portion of the Per Share Consideration depends on the value of the Parent Shares, the actual value of the Per Share Consideration may be higher or lower than $18.88. Specifically, if the value of the Parent Shares is less than $39.006, then the Per Share Consideration will be less than $18.88, if the value of the Parent Shares is equal to or greater than $39.006 and is equal to or less than $47.674, then the Per Share Consideration will be equal to $18.88, and if the value of the Parent Shares is greater than $47.674, then the Per Share Consideration will be greater than $18.88.

If your Vested Option is qualified as an “incentive stock option” for U.S. tax purposes, then to the extent the Vested Option remains outstanding as of immediately before the Closing, the deemed net exercise will convert your Vested Option into a nonqualified stock option and you will be taxed accordingly. Please see the tax consequences summary in Exhibit A attached to this Notice.

Any Shares that you receive as a result of the net exercise of your Vested Options will be treated in the Merger in the same manner as Shares held by other Company stockholders. Therefore, in accordance with the terms of the Merger Agreement, each Share will be converted into the right to receive, without any interest, the Per Share Consideration which will be paid to you at the time or times as described in the Merger Agreement. Any fractional Share resulting from the net exercise of your Vested Option will result in a cash payment to you based on the same Share value as used with respect to the net exercise of your Option.

Please see Appendix 1 attached to this Notice for examples illustrating the treatment of Awards in the Merger.

Treatment of Unvested Options

Pursuant to the terms of the Plans and the Merger Agreement and contingent on the Closing, all of your Options (or portions thereof) that are outstanding as of immediately before the Closing that are not Vested Options (the “Unvested Options”) will be assumed by Parent and then converted into awards of restricted stock of Parent Shares (“Parent Restricted Stock”). However, if you are a U.K. employee of Yodlee, then any of your Unvested Options will be assumed by Parent and then converted into awards of restricted stock units covering Parent Shares (“Parent RSUs”). References to the term “Parent Award” in this Notice will mean an award of Parent Restricted Stock or Parent RSUs, as applicable. Prior to the assumption and conversion of your Unvested Options into the Parent Award, your Unvested Options will be cancelled for no additional consideration and you will have no further rights with respect to those Unvested Options. The number of Parent Shares subject to each of your Parent Awards will be equal to:

(a) The number of Shares that were subject to the Unvested Option, multiplied by

(b) The excess of (i) the Per Share Consideration over (ii) the per Share exercise price of the corresponding assumed Unvested Option, and dividing the result by

(c) The Parent Stock Value (as defined in the Merger Agreement).

Any resulting fractional share will be rounded up to the nearest whole Parent Share. Parent Stock Value generally refers to the volume weighted average sales price of a Parent Share over a ten (10) full trading day period that ends on (and includes) the second (2nd) full trading day prior to the date of the Closing, subject to certain adjustments described in the Merger Agreement. Each Parent Award generally will be subject to the same terms and conditions as the corresponding Unvested Option it replaces. Accordingly, the Parent Award you receive in exchange for any assumed Unvested Option will vest in the same proportions and on the same dates as the vesting schedule that applied to the Unvested Option.

Please see Appendix 1 attached to this Notice for examples illustrating the treatment of Awards in the Merger.

Treatment of Unvested RSUs

Pursuant to the terms of the Plans and the Merger Agreement and contingent on the Closing, RSUs that are outstanding immediately before the Closing (“Unvested RSUs”) will be assumed by Parent and then converted into awards of Parent Restricted Stock covering Parent Shares. However, if you are a U.K. employee of Yodlee, then any of your Unvested RSUs will be assumed by Parent and then converted into Parent RSUs. Prior to the assumption and conversion of any of your Unvested RSUs into the Parent Award, your Unvested RSUs will be cancelled for no additional consideration and you will have no further rights with respect to the Unvested RSUs. The number of Parent Shares subject to your Parent Award will be equal to:

(a) The number of Shares that were subject to your Unvested RSUs, multiplied by

(b) The Per Share Consideration, and dividing the result by

(c) The Parent Stock Value.

Any resulting fractional share will be rounded up to the nearest whole Parent Share. Your Parent Award generally will be subject to the same terms and conditions as the corresponding Unvested RSUs that were cancelled. Accordingly, the Parent Award you receive in exchange for your Unvested RSUs will vest in the same proportions and on the same dates as the vesting schedule that applied to the Unvested RSUs.

Please see Appendix 1 attached to this Notice for examples illustrating the treatment of Awards in the Merger.

Tax Consequences

The general U.S. income tax consequences of the treatment of Awards to holders of Awards in connection with the Merger are summarized briefly in Exhibit A attached to this Notice. If you are subject to tax in India or the U.K., please refer to the summaries set forth in Exhibits B or C, respectively, that are attached to this Notice. The discussions in the Exhibits are intended only as a summary. The specific U.S. federal, state and local, and/or non-U.S. tax consequences to you will depend on your specific circumstances. Accordingly, the Company strongly advises you to seek the advice of a qualified tax adviser regarding the tax consequences of your Awards.

* * *

Please note that if the Merger is not completed for any reason, your Awards will continue in accordance with their present terms and you will not receive any of the consideration described in this Notice with respect to your Awards. In addition, if, prior to the date of the Closing, any of your Awards expire, are terminated, or are forfeited for any reason, you will not receive any of the consideration described in this Notice with respect to such expired, terminated or forfeited Awards.

If you are a non-U.S. employee, to the extent that the Company and Parent determine that the treatment of your Awards described above would result in adverse tax consequences to you, or is not consistent with applicable law, then the Company may adjust the treatment of your Awards to the extent necessary to address such issues. The Company and Parent will work in good faith to ensure that adjustments will be made to your Awards in a manner that complies with applicable law or avoids adverse tax treatment, to the extent practicable, and that yields for you the economic benefit otherwise intended to be provided under the terms of the Merger Agreement. In the event that the Company and Parent decide that any adjustments should be made, the Company will provide further information to you regarding the adjustments.

If you have any questions regarding your Awards, please contact Junko Harriss at (650) 980-3636 or stock@yodlee.com.

* * *

Additional Information and Where to Find It

In connection with the proposed merger, Envestnet, Inc. (“Envestnet”) intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Envestnet common stock to be issued in the merger, and Envestnet and Yodlee, Inc. (“Yodlee”) intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENVESTNET, YODLEE AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Envestnet and Yodlee with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Envestnet Investor Relations at investor.relations@envestnet.com or by telephone at (312) 827-3940 or by contacting Yodlee Investor Relations at http://ir.yodlee.com/contactus.cfm or by telephone at (650) 980-3600. The content of any website referenced above is not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Envestnet and Yodlee and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Envestnet or Yodlee security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Yodlee’s executive officers and directors is included in Yodlee’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 10, 2015, and information regarding Envestnet’s executive officers and directors is included in Envestnet’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 13, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Envestnet and Yodlee have interests in the transaction that may differ from the interests of Envestnet and Yodlee stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

Forward Looking Statements

Except for historical information contained herein, the matters discussed in this document include forward-looking statements about the transaction involving Envestnet and Yodlee, including the potential value of the shares underlying outstanding equity awards and the timing of the closing of the transaction. These statements involve risks and uncertainties, including the ability of the parties to complete the transaction; the parties’ ability to obtain regulatory approvals of the transaction on the contemplated terms and schedule; the failure of our shareholders to approve the transaction; the impact of the announcement of, or failure to complete, the transaction on our relationships with suppliers, customers and employees; and potential or actual litigation.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to Yodlee at this time. Such statements are subject to change, and we do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in Yodlee’s reports filed with the SEC. Investors are advised to read Yodlee’s Annual Report on Form 10-K, as amended, and quarterly reports on Form 10-Q filed with the SEC, particularly the section entitled “Risk Factors,” for a more complete discussion of these and other risks and uncertainties.

APPENDIX 1

Examples of Treatment of Equity Awards in the Merger

The following examples briefly illustrate the treatment of Vested Options, Unvested Options and Unvested RSUs as described in the Notice. These examples are based on simplified, hypothetical scenarios and do not reflect the actual calculations that will occur with respect to your Awards. The examples set forth in this Appendix 1 are intended for general informational purposes only and the Company is not offering any tax planning or tax advice. The specific U.S. federal, state and local, and/or non-U.S. tax consequences to you will depend on your specific circumstances. Accordingly, the Company strongly advises you to seek the advice of a qualified tax adviser regarding the tax consequences of any of your Awards.

Some of the examples below assume that you will be able to sell Shares issued under your Award before the Closing. Note that all sales of Shares remain subject to the Company’s insider trading policies and in any event, you should not engage in transactions on the open market relating to Company securities while you are in possession of any material, non-public information of the Company.

For purposes of the following hypothetical scenarios, assume the following:

•	The Per Share Consideration is $18.88, of which the cash component, referred to as the Per Share Cash Consideration, is equal to $10.78.

•	Your tax withholding rate on your Awards is 40%.

•	Parent Stock Value is $40.00.

•	The Closing of the Merger occurs on December 31, 2015.

EXAMPLE 1: EXERCISE OF VESTED INCENTIVE STOCK OPTION BEFORE THE CLOSING DATE

For illustrative purposes only, assume under this Example 1 that you hold the following Vested Option:

Grant date:	5/1/2010

Number of Shares:	4,720 Shares

Per Share exercise price:	$10.88

Vesting schedule:	Fully vested

Type of option:	Incentive stock option (“ISO”) as to entire award at grant

•	Exercise. Assume that you exercise all 4,720 Shares subject to your Vested Option on November 2, 2015.

•	Share Value at Exercise. Assume that the fair market value of a Share on November 2, 2015, is $18.00.

•	Total Exercise Price. You pay a total exercise price of $51,353.60 (that is, 4,720 x $10.88).[2]

[2]	This example assumes the exercise price is paid in cash. Results will be different if you elect to pay the exercise price using another mechanism permitted under the applicable Plan or Award agreement (for example, a broker-assisted cashless exercise or payment using previously owned Shares).

•	No Tax Withholding. No taxes are withheld at the time of exercise because your Vested Option is an ISO.

•	Merger Consideration. At the Closing, your 4,720 Shares will be exchanged for the following consideration:

•	A cash payment of $50,881.60 (that is, $10.78 x 4,720).

•	955 Parent Shares (that is, 4,720 x $8.10 / $40.00) plus a cash payment for the remaining fractional Parent Share in an amount equal to $32.00 (that is, (955.8 - 955) x $40).

•	Disqualifying Disposition. In addition, the Merger consideration you receive at Closing will be treated as a disposition of your Shares. This disposition will have occurred within 1 year after you exercised your ISO. As a result, you will be deemed to have a disqualifying disposition for ISO tax purposes. You will be subject to ordinary income tax (but not Federal Insurance Contribution Act (“FICA”) tax3) on $33,606.40 for the 2015 tax year (that is, 4,720 x ($18.00 - $10.88)). The additional gain of $0.88 per Share (that is, $18.88 - $18.00) will be treated as short-term capital gain (since you will not have held the Shares for more than one year).

[3]	The Federal Insurance Contribution Act, or FICA, tax consists of two components: a Social Security tax and a Medicare tax. The Social Security tax rate is 6.2% and applies to the first $118,500 of your wage income for 2015, but does not apply to wages earned above this amount for 2015. The Medicare tax rate is 1.45% and applies to all wages earned during the year, as there is no cap on the Medicare tax component of the FICA tax. Further, an additional 0.9% Medicare tax applies to wages earned during the year in excess of $250,000 for married taxpayers who file jointly; $125,000 for married taxpayers who file separately; or $200,000 for single and all other taxpayers.

EXAMPLE 2: EXERCISE OF VESTED NONQUALIFIED STOCK OPTION BEFORE THE CLOSING DATE

For illustrative purposes only, assume under this Example 2 that you hold the following Vested Option:

Grant date:	5/1/2010

Number of Shares:	4,720 Shares

Per Share exercise price:	$10.88

Vesting schedule:	Fully vested

Type of option:	Nonqualified stock option (“NSO”) as to entire award at grant

•	Exercise. Assume that you exercise all 4,720 Shares subject to your Vested Option on November 2, 2015.

•	Share Value at Exercise. Assume that the fair market value of a Share on November 2, 2015, is $18.00.

•	Total Exercise Price. You pay a total exercise price of $51,353.60 (that is, 4,720 x $10.88).

•	Tax Withholding Obligations. You will be required to satisfy the tax withholding obligations (for income taxes and FICA taxes) relating to your Vested Option at exercise. At exercise, you will recognize ordinary income equal to $33,606.40 (that is, 4,720 x ($18.00 - $10.88)) and will need to satisfy tax withholding obligations of $13,442.56 (that is, $33,606.40 x 40%). Assume for these purposes that you sell 747 Shares (that is, $13,442.56 / $18.00 and rounded up to the nearest whole Share) to satisfy your tax withholding obligations so that you hold a total of 3,973 Shares after the exercise of your Vested Option (and keep the $3.44 from the proceeds of the sale of 747 Shares that remain after satisfying the tax withholding obligations).[4]

•	Merger Consideration. At the Closing, your 3,973 Shares will be exchanged for the following consideration:

•	A cash payment of $42,828.94 (that is, $10.78 x 3,973) and

•	804 Parent Shares (that is, 3,973 x $8.10 / $40.00) plus a cash payment for the remaining fractional Parent Share in an amount equal to $21.30 (that is, (804.5325 - 804) x $40).

•	Disposition. In addition, the Merger consideration you receive at Closing will be treated as a disposition of your Shares. The additional gain of $0.88 per Share (that is, $18.88 - $18.00) will be treated as short-term capital gain (since you will not have held the Shares for more than 1 year).

[4]	For purposes of these simplified hypothetical scenarios, any broker commissions and other transactional fees have been disregarded.

EXAMPLE 3: PARTIALLY VESTED OPTION HELD THROUGH THE CLOSING DATE

For illustrative purposes only, assume under this Example 3 that immediately before the Closing, you hold the following Option:

Grant date:	6/1/2012

Number of Shares:	9,600 Shares, of which as of Closing:
3,680 vested Shares previously were exercised and sold
4,720 Shares are vested and subject to Option
1,200 Shares are unvested and subject to Option

Per Share exercise price:	$10.88

Vesting schedule:	Monthly over 48 months following the grant date (42 months vested as of the Closing)

Type of option:	ISO as to entire award at grant

Treatment of Vested Option

•	Loss of ISO Status. As of immediately prior to the Closing, the vested portion of your ISO automatically will be net exercised and will be treated as an NSO.

•	Net Exercise. Upon automatic net exercise of the 4,720 Shares subject to the Vested Option as of immediately before the Closing:

•	$51,353.60 would be required in order to pay the exercise price of the exercised Shares (that is, 4,720 x $10.88), and $15,104.00 would be required to satisfy the tax withholding obligations (that is, 4,720 x ($18.88 - $10.88) x 40%), for a total of $66,457.60 ($51,353.60 + $15,104.00).

•	This results in the number of Shares that otherwise would be issuable to you upon exercise being reduced by 3,520 Shares (that is, $66,457.60 / $18.88) and you would receive, and be deemed to hold, 1,200 Shares following the net exercise as of the Closing (that is, 4,720 - 3,520).

•	Merger Consideration. As of the Closing, the 1,200 Shares you hold will be exchanged for the following:

•	$12,936 in cash (that is, 1,200 x $10.78) and

•	243 Parent Shares (that is, 1,200 x $8.10 / $40.00).

EXAMPLE 3 (CONTINUED)

Treatment of Unvested Option

•	Conversion to Parent Award. As of immediately prior to the Closing, the unvested portion of your Option will be assumed and converted into a Parent Award (that is, Parent Restricted Stock or Parent RSUs, as applicable) covering 240 Parent Shares (that is, 1,200 x ($18.88 - $10.88) / $40.00).

•	Vesting Schedule. The 1,200 Shares subject to your Unvested Option had 6 months of vesting remaining as of the Closing date with 200 Shares subject to your Unvested Option scheduled to vest on the first day of each month from January 2016 through June 2016, subject to your continued service. As a result, your 240 Parent Shares subject to your Parent Award will be scheduled to vest as to 40 Parent Shares on the first day of each month from January 2016 through June 2016, subject to your continued service.

EXAMPLE 4: RESTRICTED STOCK UNIT OUTSTANDING AS OF THE CLOSING DATE

For illustrative purposes only, assume under this Example 4 that immediately before the Closing, you hold the following Unvested RSU award:

Grant date:	3/2/2015

Number of Shares:	2,000 Shares

Vesting schedule:	25% of the Shares are scheduled to vest annually on each of the first 4 anniversaries of the grant date

•	Conversion to Parent Award. As of immediately prior to the Closing, your Unvested RSUs will be assumed and converted into a Parent Award (that is, Parent Restricted Stock or Parent RSUs, as applicable) covering 944 Parent Shares (that is, 2,000 x $18.88 / $40.00).

•	Vesting Schedule. The 944 Parent Shares will be scheduled to vest as to 236 Parent Shares on March 2 of each of 2016, 2017, 2018 and 2019, subject to your continued service.

EXHIBIT A

U.S. Tax Consequences of Equity Awards in Connection with the Merger

The following provides a brief summary of the general U.S. income taxes of the treatment of Awards in connection with the Merger to Award holders. Please note that the summary is general in nature and the specific U.S. federal, state and local and non-U.S. tax consequences to you will depend on your specific circumstances. The Company strongly advises you to seek the advice of a qualified tax adviser regarding the tax consequences of your Awards.

General Incentive Stock Option Tax Consequences

If you hold Options that are incentive stock options within the meaning of Internal Revenue Code Section 422, you generally will not recognize income as a result of exercise of the ISOs. However, you will recognize gain at the time of sale or other disposition of the Shares acquired upon exercise of your ISO. Any gain generally will be taxed at long term capital gain rates if you sell Shares that you purchased through the exercise of an ISO:

•	more than two (2) years after the date of grant of the ISO, and

•	more than one (1) year after the date of exercise of the ISO.

If the foregoing holding period requirements are not met, you will generally realize ordinary income at the time of the disposition of the Shares, in an amount equal to the lesser of (a) the excess of the fair market value of the Shares on the date of exercise over the exercise price, or (b) the excess, if any, of the amount realized upon disposition of the Shares over the exercise price. If the amount realized exceeds the value of the Shares on the date of exercise, any additional amount will be taxed at long-term or short-term capital gain rates, depending on whether you have held the Shares for more than one (1) year.

Any loss that you recognize upon disposition of Shares purchased through the exercise of an ISO, whether before or after expiration of the two (2) year and one (1) year holding periods above, will be treated as a capital loss. That loss will be long-term or short-term depending on whether you have held the Shares for more than one (1) year.

Your ISOs also may affect the determination of your alternative minimum tax. When you exercise the Shares subject to an ISO, you will be required to include the amount equal to the fair market value of the Shares on the date of exercise over the exercise price as an adjustment item in the determination of your alternative minimum tax. However, if you dispose of the Shares that you purchased through the exercise of an ISO in the same calendar year as the date of exercise of the ISO, then no adjustment with respect to those Shares is included in the determination of your alternative minimum tax. Determination of the alternative minimum tax is complex and highly dependent on the taxpayer’s individual situation. As a result, if you hold ISOs, you should be sure to consult your tax adviser before exercising any ISOs to fully understand and appreciate how the exercise of the option and sale or other disposition of the Shares may impact your tax situation.

General Nonqualified Stock Option Tax Consequences

If you hold Options that are nonqualified stock options (“NSOs”), you generally will recognize ordinary income at the time of exercise to the extent the fair market value of the Shares on the date of exercise (and any cash) you receive is greater than the exercise price you pay. Any gain or loss you recognize upon the sale or disposition of Shares that you acquire generally will be treated as capital gain or loss and will be long-term or short-term depending on whether you held the Shares for more than one (1) year. The holding period for the Shares generally will begin just after the time you recognize income. The amount of such gain or loss will be the difference between:

•	the amount you realize upon the sale or disposition of the Shares, and

•	the value of the Shares at the time you recognize ordinary income.

Treatment of Vested Options in the Merger

If you hold Vested Options that are ISOs and you do not exercise those Vested Options prior to the automatic net exercise that will occur immediately before the Closing, the automatic net exercise of the Vested Options will result in disqualifying the Vested Options as ISOs for U.S. tax purposes. As a result, as of the Closing, all of your Vested Options will be considered NSOs and taxed as such for U.S. tax purposes. You generally will recognize ordinary income as a result of the automatic exercise of your Vested Options at the Closing. The amount of such income, for each Share exercised, will be equal to the excess of the fair market value of the Share (which will be based on the Per Share Consideration) at Closing over the per Share exercise price of the Vested Option. If you are an employee, the income will constitute wages at the time of the exercise and will be subject to the Company’s collection of applicable federal and state income, employment, and other tax withholdings. Any gain or loss that you recognize upon the sale of any Parent Shares you receive as part of the Per Share Consideration generally will be treated as capital gain or loss and will be long term or short term depending on whether you held the Parent Shares for more than one (1) year.

Treatment of Unvested Options and Restricted Stock Units in the Merger

You generally will not recognize ordinary income at the time that Parent assumes, cancels and converts your Unvested Options (regardless of whether the Unvested Options are ISOs or NSOs) and/or Unvested RSUs into Parent Restricted Stock. Instead, you will recognize ordinary income when (and if) the Parent Shares subject to your Parent Restricted Stock vest. The amount of ordinary income recognized for U.S. tax purposes generally will equal the fair market value of the Parent Shares on the vesting date. If you are an employee, the income will constitute wages and will be subject to the Company’s collection of applicable federal and state income, employment, and other tax withholdings. Upon the vesting of any Parent Restricted Stock, Parent will permit the withholding of a sufficient number of your Parent Shares that vest that would be necessary to satisfy the tax withholding obligations that arise in connection with such vesting event. Any gain or loss that you recognize on the sale of the Parent Shares after they vest generally will be treated as a capital gain or loss and will be long term or short term depending on whether you held the Parent Shares for more than one (1) year.

[Golden Parachute Payments

Generally, if you own more than 1% of the stock of the Company, are in the top 1% of all employees of the Company for compensation or are an officer of the Company, any acceleration of the vesting or payment of your Awards under the Plans as part of the Merger may cause part or all of the consideration involved to be treated as an “excess parachute payment” under the Code, which may subject you to a 20 percent excise tax and preclude deduction by the Company (or, in the event you are subject to an agreement with the Company that provides for a cutback in certain circumstances, which may subject you to such a cutback of the accelerated vesting or payment). The Company currently is running calculations to determine if the acceleration of the vesting or payment of Awards under the Plans or any other payments as part of the Merger may cause part or all of the consideration involved to be treated as an “excess parachute payment” under the Code and, if you are or may be a member of the group described above, you will receive additional information regarding these calculations as they apply to you. ]5

[5]	[To be included for individuals who may be considered disqualified individuals within the meaning of Internal Revenue Code Section 280G.]

EXHIBIT B

India Tax Consequences of Equity Awards in Connection with the Merger

The following provides a brief summary of the general Indian income taxes of the treatment of Awards in connection with the Merger to Award holders. Please note that the summary is general in nature and the specific Indian income tax consequences to you will depend on your specific circumstances. The Company strongly advises you to seek the advice of a qualified tax adviser regarding the tax consequences of your Awards.

I.	General Incentive Stock Option Tax Consequences:

Salary income:

(i)	Any compensation by way of allotment or transfer of shares pursuant to exercise of stock options by an employer to an employee shall be treated as a perquisite and form part of the taxable salary income in the hands of the employee under section 17(2)(vi) of the Indian Income Tax Act, 1961 (‘the Act’). The value of such perquisite shall be computed as the difference between the fair market value of the specified stock (security) on the date on which the option is exercised as reduced by the amount actually paid by, or recovered from the employee.

(ii)	Rule 3(8)(iii) of the Income Tax Rules, 1962 (‘the Rules’) provides that the fair market value of specified stock (security) which is not listed on a recognized stock exchange in India shall be such value of the share as determined by a merchant banker on the date of exercising of the option, or any date earlier than the date of the exercising of the option, not being a date which is more than 180 days earlier than the date of the exercising. For the purposes of this Rule, merchant banker means category I merchant banker registered with Securities and Exchange Board of India. Accordingly, the fair market value determined by the merchant banker will continue to hold fort for a period of 180 days from the date of issue of the report, notwithstanding that there is any change in the value/market price of the shares.

Dividend Income:

(iii)	Any dividend received by the employee from the buyer company shall be subject to tax in India under the head “Income from Other Sources”. The employee can avail of the tax credit in India, if any, on tax deducted by the foreign parent company on such dividend received by him.

Capital Gain:

(iv)	In the event, the employee transfers the shares acquired through the aforesaid stock option plan, the income/loss arising therefrom shall be taxed as per the provisions of section 45 of the Act under the head “Capital Gains” as under:

Nature of Gain	Period of holding	Tax Rate	Capital Gains
Short term capital gain	< 36 months	Slab rate as may be applicable. Maximum slab rate is 30%	Sales consideration minus cost of acquisition

Long term capital gain	> 36 months	20% with indexation	Sales consideration minus indexed cost of acquisition

Such capital gain tax shall be increased by a surcharge at the rate of 12% (where the taxable income exceeds INR 10 million), and further increased by education cess at the rate of 3%. Surcharge and education cess has to be applied on the tax amount.

(v)	For computing capital gains from transfer of the aforesaid specified securities/shares, the cost of acquisition shall be the fair market value of the shares taken into account for the purposes of section 17(2)(vi) of the Act. The period of holding shall be reckoned from the date of allotment or transfer of such shares.

(vi)	It is pertinent to note that India – US Double Taxation Avoidance Agreement provides for taxing capital gains as per the respective domestic laws. In case, any such capital gain is taxed in the source country, i.e., the U.S., the employee can avail credit for such taxes paid in India.

II.	General Nonqualified Stock Option Tax Consequences[6]:

Salary income:

(i)	Any compensation by way of allotment or transfer of stock options by an employer to an employee shall be treated as a perquisite and form part of the taxable salary income in the hands of the employee under section 17(2)(vi) of the Indian Income Tax Act, 1961 (‘the Act’). The value of such perquisite shall be computed as the difference between the fair market value of the specified stock (security) on the date on which the option is exercised as reduced by the amount actually paid by, or recovered from the employee.

[6]	It is assumed that the Nonqualified Stock Option is being issued to the employees only.

(ii)	Rule 3(8)(iii) of the Income Tax Rules, 1962 (‘the Rules’) provides that the fair market value of specified stock (security) which is not listed on a recognized stock exchange in India shall be such value of the share as determined by a merchant banker on the date of exercising of the option, or any date earlier than the date of the exercising of the option, not being a date which is more than 180 days earlier than the date of the exercising. For the purposes of this Rule, merchant banker means category I merchant banker registered with Securities and Exchange Board of India. Accordingly, the fair market value determined by the merchant banker will continue to hold fort for a period of 180 days from the date of issue of the report, notwithstanding that there is any change in the value/market price of the shares.

Dividend Income:

(iii)	Any dividend received by the employee from the buyer company shall be subject to tax in India under the head “Income from Other Sources”. The employee can avail of the tax credit in India, if any, on tax deducted by the foreign parent company on such dividend received by him.

Capital Gain:

(iv)	In the event, the employee transfers the shares acquired through the aforesaid stock option plan, the income/loss arising therefrom shall be taxed as per the provisions of section 45 of the Act under the head “Capital Gains” as under:

Nature of Gain	Period of holding	Tax Rate	Capital Gains
Short term capital gain	< 36 months	Slab rate as may be applicable. Maximum slab rate is 30%	Sales consideration minus cost of acquisition

Long term capital gain	> 36 months	20% with indexation	Sales consideration minus indexed cost of acquisition

Such capital gain tax shall be increased by a surcharge at the rate of 12% (where the taxable income exceeds INR 10 million), and further increased by education cess at the rate of 3%. Surcharge and education cess has to be applied on the tax amount.

(v)	For computing capital gains from transfer of the aforesaid specified securities/shares, the cost of acquisition shall be the fair market value of the shares taken into account for the purposes of section 17(2)(vi) of the Act. The period of holding shall be reckoned from the date of allotment or transfer of such shares.

(vi)	It is pertinent to note that India – US Double Taxation Avoidance Agreement provides for taxing capital gains as per the respective domestic laws. In case, any such capital gain is taxed in the source country i.e., the U.S., the employee can avail credit for such taxes paid in India.

III.	Treatment of Vested Options in the Merger:

Assuming that the vested options have been exercised prior to the Closing Date, the receipt of merger consideration by the employees with vested options would give rise to long term or short term capital gain, depending on the period of holding the shares received on exercise of vested ESOP by the said employee.

IV.	Treatment of Unvested Options and Restricted Stock Units in the Merger:

There will be no income recognition when the Parent assumes, cancels and converts the Unvested Options and/or RSUs into Parent Restricted Stock.

Salary income:

(i)	Any compensation by way of allotment or transfer of shares by an employer to an employee pursuant to the exercise of Parent Restricted Stock on the closing date shall be treated as a perquisite and form part of the taxable salary income in the hands of the employee under section 17(2)(vi) of the Indian Income Tax Act, 1961 (‘the Act’). The value of such perquisite shall be computed as the difference between the fair market value of the specified stock (security) on the date on which the option is exercised as reduced by the amount actually paid by, or recovered from the employee.

(ii)	Rule 3(8)(iii) of the Income Tax Rules, 1962 (‘the Rules’) provides that the fair market value of specified stock (security) which is not listed on a recognized stock exchange in India shall be such value of the share as determined by a merchant banker on the date of exercising of the option, or any date earlier than the date of the exercising of the option, not being a date which is more than 180 days earlier than the date of the exercising. For the purposes of this Rule, merchant banker means category I merchant banker registered with Securities and Exchange Board of India. Accordingly, the fair market value determined by the merchant banker will continue to hold fort for a period of 180 days from the date of issue of the report, notwithstanding that there is any change in the value/market price of the shares.

Dividend Income:

(iii)	Any dividend received by the employee from the buyer company shall be subject to tax in India under the head “Income from Other Sources”. The employee can avail of the tax credit in India, if any, on tax deducted by the foreign parent company on such dividend received by him.

Capital Gain:

(iv)	In the event, the employee transfers the shares acquired through the aforesaid stock option plan, the income/loss arising therefrom shall be taxed as per the provisions of section 45 of the Act under the head “Capital Gains” as under:

Such capital gain tax shall be increased by a surcharge at the rate of 12% (where such taxable income exceeds INR 10 million), and further increased by education cess at the rate of 3%. Surcharge and education cess has to be applied on the tax amount.

Nature of Gain	Period of holding	Tax Rate	Capital Gains
Short term capital gain	< 36 months	Slab rate as may be applicable. Maximum slab rate is 30%	Sales consideration minus cost of acquisition

Long term capital gain	> 36 months	20% with indexation	Sales consideration minus indexed cost of acquisition

(v)	For computing capital gains from transfer of the aforesaid specified securities/shares, the cost of acquisition shall be the fair market value of the shares taken into account for the purposes of section 17(2)(vi) of the Act. The period of holding shall be reckoned from the date of allotment or transfer of such shares.

(vi)	It is pertinent to note that India – US Double Taxation Avoidance Agreement provides for taxing capital gains as per the respective domestic laws. In case, any such capital gain is taxed in the source country i.e., the U.S., the employee can avail credit for such taxes paid in India.

EXHIBIT C

U.K. Tax Consequences of Equity Awards in Connection with the Merger

The following provides a brief summary of the general U.K. tax treatment of Awards in connection with the Merger to Award holders who are and always have been U.K. tax resident and who have received their Awards only in respect of duties performed wholly in the U.K. Please note that the summary is general in nature and the specific tax consequences to you will depend on your specific circumstances. It is assumed that fair market value as referred to in this Exhibit C and elsewhere in this Notice will be accepted by U.K. HM Revenue & Customs as market value for U.K. tax purposes. The Company strongly advises you to seek the advice of a qualified tax adviser regarding the tax consequences of your Awards.

General Incentive Stock Option Tax Consequences

If you hold Options that are incentive stock options within the meaning of Internal Revenue Code Section 422, the U.K. tax consequences will be the same as set out below for U.K. nonqualified stock options (“NSOs”).

General Nonqualified Stock Option Tax Consequences

If you hold Options that are NSOs, you generally will recognize a taxable amount at the time of exercise to the extent the fair market value of the Shares on the date of exercise (and any cash) you receive is greater than the exercise price you pay. This taxable amount will be subject to income tax and employee’s and employer’s national insurance contributions (“NICs”), although your employer will pay the employer’s NICs liability. Any gain or loss you recognize upon the sale or disposition of Shares that you acquire generally will be treated as a capital gain or loss and any gain may be subject to capital gains tax. The amount of such gain or loss on a disposal for consideration wholly in cash will be the difference between:

•	the amount you realize upon the sale or disposition of the Shares, and

•	the fair market value of the Shares when you acquired them.

Treatment of Vested Options in the Merger

If you allow your Vested Options to be net exercised immediately before the Closing, you generally will recognize a taxable amount at the time of exercise equal to the fair market value of the Shares when acquired. The taxable amount will, in effect, constitute employment income and your employer will account for applicable income tax and employee’s NICs under the Pay As You Earn System. This tax liability will be settled by your employer on your behalf, and will not be recovered from you. The fact that this liability is not recovered from you is treated as a taxable benefit, but the tax and employee’s NICs liability on this will also be settled by your employer without recourse to you. The cash payment you receive upon the sale of the Shares you receive as part of the Per Share Consideration generally may give rise to a liability to capital gains tax (although your base cost in those Shares is likely to be the fair market value of those Shares at the date of acquisition). Any gain or loss that you recognize on the sale of the Parent Shares will be treated as a capital gain or loss and any gain may be subject to capital gains tax.

Treatment of Unvested Options and Restricted Stock Units in the Merger

You generally will not recognize a taxable amount at the time that you release your Unvested Options (regardless of whether the Unvested Options are ISOs or NSOs) and/or RSUs in consideration for the grant of Parent RSUs. Instead, broadly, you will recognize amounts taxable to income tax and NICs when (and if) you acquire Parent Shares on vesting of the Parent RSUs. The taxable amount will be the market value (for UK tax purposes) of the Parent Shares at the time you acquire them, and this will constitute employment income and will be subject to your employer’s collection of applicable income tax and employee’s NIC withholdings under the Pay As You Earn System. Upon the vesting of any Parent RSUs, Parent will require the sale of a sufficient number of your Parent Shares that you acquire that would provide the amount necessary, after meeting the dealing costs of, and any tax liabilities on, such sale, to satisfy these tax withholding obligations that arise in connection with such vesting event. Your employer will pay the relevant employer’s NICs liability. Any gain or loss that you recognize on the sale of the Parent Shares after they vest generally will be treated as a capital gain or loss and any gain may be subject to capital gains tax. Your base cost in the Parent Shares is likely to be their market value at the time you acquire them.